SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Minutes of the Board of Directors’ Meeting of Cosan S.A. Indústria e Comércio held on October 26, 2009

Item 1
COSAN S.A. INDÚSTRIA E COMÉRCIO

Corporate Taxpayer's ID (CNPJ/MF): 50.746.577/0001-15
Corporate Registry (NIRE): 35.300.177.045

Minutes of the Board of Directors’ Meeting,
Held on October 26, 2009

1.           Date, Time and Venue: October 26, at 10:00 a.m., at the Company’s administrative offices at Avenida Juscelino Kubitschek, 1726, 6º andar, in the city and state of São Paulo.

2.           Attendance: All members of the Company’s Board of Directors, namely:  Rubens Ometto Silveira Mello (Chairman), Pedro Isamu Mizutani, (Vice-Chairman), Burkhard Otto Cordes, Serge Varsano (represented by Rubens Ometto Silveira Mello), Marcelo Eduardo Martins, Maílson Ferreira da Nóbrega, Marcelo de Souza Scarcela Portela, Pedro Luiz Cerize and Roberto de Rezende Barbosa (members).

3.           Call Notice: The call notice was sent by e-mail and waived in view of the presence of all members.

4.           Presiding: Chairman: Rubens Ometto Silveira Mello; Secretary: Maria Rita de Carvalho Drummond.

5.           Agenda: (a) To approve the entering into of a Pre-Export Finance Facility Agreement between the (i) Company, (ii) Cosan Limited, as guarantor, (iii) Calyon, as lead bank and agent, and (iv) other financial institutions, in the amount of  US$ 250,000,000.00 (two hundred and fifty million U.S. dollars), for a term of 3 (three) years, authorizing the signature of all the documents needed to execute said agreement; (b) To approve the execution of an Export Note by the Company, whose borrower is Banco BTG Pactual S.A., a financial institution with headquarters at Praia de Botafogo, nº 501, 5º e 6º andares, in the city and state of Rio de Janeiro (RJ), inscribed in the corporate roll of taxpayers (CNPJ) under no. 30.306.294/0001-45 (“BTG Pactual”), for a term of 3 (three) years, in the amount of US$ 100,000,000.00 (one hundred million U.S. dollars); (c) to approve the acquisition, through the indirect subsidiary AGRÍCOLA PONTE ALTA S.A., of 28 (twenty-eight) ships, pursuant to the Ship Purchase Agreement and Other Covenants, entered into on October 1, 2009.

6.           Resolutions Taken Unanimously with no Restrictions:

01. item “a” of the agenda: Those present having read and analyzed the agreement in question, the Company’s management was authorized to carry out all acts related to the execution of the Pre-Export Finance Facility Agreement between the Company, the above-mentioned parties and/or other financial institutions, in the amount of  US$ 250,000,000.00 (two hundred and fifty million U.S. dollars), for a term of 3 (three) years, and to sign all the documents needed to execute said agreement; 02. item “b” of the agenda: Those present approved the execution of an Export Note by the Company, whose borrower is Banco BTG Pactual S.A., a financial institution with headquarters at Praia de Botafogo, nº 501, 5º e 6º andares, in the city and state of Rio de Janeiro (RJ), inscribed in the corporate roll of taxpayers (CNPJ) under no. 30.306.294/0001-45 (“BTG Pactual”), for a term of 3 (three) years, in the amount of US$ 100,000,000.00 (one hundred million U.S. dollars); 03. item “c” of the agenda: Those present also approved the acquisition, through the indirect subsidiary AGRÍCOLA PONTE ALTA S.A., of the ships currently leased and used by the Company to transport sugarcane to its plant in Jaú, in the district of Potunduva (Diamante Plant), for R$ 12,115,000.00 (twelve million, one hundred and fifteen thousand reais). The Board Members recorded that said acquisition had been discussed and approved at the Board Meeting of August 7, 2009.

7.Closure: There being no further business on the agenda, the Chairman brought the meeting to a close and these minutes were drawn up, read, found to be in compliance and signed by all those present. São Paulo, October 26, 2009. (signatures) Rubens Ometto Silveira Mello – Chairman of the Board of Directors, Pedro Isamu Mizutani – Vice-Chairman of the Board of Directors, Burkhard Otto Cordes,  Marcelo Eduardo Martins, Roberto de Rezende Barbosa, Maílson Ferreira da Nóbrega, Pedro Luiz Cerize, Serge Varsano (represented by Rubens Ometto Silveira Mello) and Marcelo de Souza Scarcela Portela – Members.

This is a free translation of the original document filed in the Company’s records.

São Paulo (SP), October 26, 2009

MARIA RITA DE CARVALHO DRUMMOND
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	October 29, 2009	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial and Investor Relations Officer